Supplement Dated April 30, 2024

to Annual Notice dated April 29, 2024

for

Flexible Premium Last Survivor Variable Life Insurance Policy

issued by

EquiTrust Life Insurance Company

through

EquiTrust Life Variable Account II

This Supplement provides information about changes to the Investment Options available under your Flexible Premium Last Survivor Variable Life Insurance Policy (the “Policy”). Please read this Supplement carefully and retain it for future reference.

Effective May 1, 2024, Calvert Variable Products, Inc. will be renamed Calvert Variable Trust, Inc. In addition, the Funds of Calvert Variable Trust, Inc. that are available as Investment Options under your Policy will be renamed as follows:

Current Name	New Name
Calvert VP NASDAQ-100 Index Portfolio	CVT NASDAQ-100 Index Portfolio
Calvert VP Russell 2000® Small Cap Index Portfolio	CVT Russell 2000® Small Cap Index Portfolio
Calvert VP S&P MidCap 400 Index Portfolio	CVT S&P MidCap 400 Index Portfolio

* * *

Additional information about the Investment Options available under your Policy can be found in the prospectuses for the Investment Options, which may be amended from time to time and can be found online at https://etlic.onlineprospectus.net/Etlic/ProductDocuments/index.html. You can also request this information at no cost by calling our Home Office at 1-888-349-4658 or by sending an email request to LifePolicyService@fbfs.com.

ET2 LSVUL (333-31446)